UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO SHAREHOLDERS

BEGINNING OF THE PERIOD FOR EXERCISING THE

RIGHT TO WITHDRAW

Telefônica Brasil S.A. (“Company”), in continuity with the information disclosed through the Material Fact dated August 4, 2022, hereby informs its shareholders and the market in general the following.

The Company’s Extraordinary General Meeting, held on August 4, 2022 (“EGM”), approved the ratification (“Ratification”) of the execution of the “Contract of Purchase and Sale of Shares and Other Covenants” signed on January 28, 2021 by Oi Móvel S.A. – In Judicial Recovery (succeeded by the incorporation of Oi S.A. – In Judicial Recovery) (“Oi Móvel”), as seller, and the Company, Tim S.A. and Claro S.A., as buyers, with the intervention-approval of Telemar Norte Leste S.A. – In Judicial Recovery (succeeded by the incorporation of Oi S.A. – In Judicial Recovery) and Oi S.A. – In Judicial Recovery, as agreed (“Contract”), through which the Company acquired the entirity of the shares issued by Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., society of which the mobile telephony assets of Oi Móvel were exclusively contributed to (“UPI Mobile Assets”), acquired by the Company, as a result of the division and segregation of UPI Mobile Assets accorded between the buyers in the terms of the Contract (“Operation”).

Due to the Ratification approved by the EGM, the shareholders of the Company that, in relation to the Ratification, (i) did not vote in favor of the resolution; (ii) abstained their votes on the resolution or (iii) did not attend the EGM have the right to withdraw from the Company (“Right to Withdraw”) in the following terms and conditions.

1. Right to Withdraw and Deadline. The Right to Withdraw may be exercised by the shareholders who are proven to hold, on an uninterrupted basis, shares issued by the Company since January 29, 2021 (including), the date of the disclosure of the Material Fact that dealt with the signing of the Contract, to the date of effective exercise of the Right of Withdraw. Thus, for the sole purpose of clarification, investors who have acquired the Company’s common shares as of January 30, 2021 (including) do not have the right to Withdraw as a result of the Ratification.

The shareholders may lose their Right to Withdraw in relation to all or part of common shares issued by the Company that they own.

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

2. Reimbursement Amount. The reimbursement amount per common share to be paid as a result of the exercise of the Right to Withdraw, calculated based (i) on the Company’s shareholders’ equity in the financial statements for the fiscal year ended December 31, 2021, duly approved at the Company’s Ordinary General Meeting held on April 26, 2022 (“OGM”); and (ii) the number of common shares, excluding treasury shares, existing as of December 31, 2021, corresponds to R$ 41.70 (forty-one reais and seventy cents) per share. From the amount of reimbursement per share, an amount corresponding to complementary dividends declared by the Company at the OGM will be deducted, once the amount of the complementary dividends declared are included in the income account and, therefore, the equity value per share on December 31, 2021. Considering that on December 31, 2021 the Company’s capital stock was divided into 1,676,938,271 (one billion, six hundred and seventy-six million, nine hundred and thirty-eight thousand, two hundred and seventy-two) shares (excluding treasury shares), the reimbursement amount to be paid to dissident shareholders, corresponds to the adjusted equity value of R$40.49 (forty reais and forty-nine cents) per common share.

3. Request for Special Balance. Pursuant to Article 45, Paragraph 2, of Law No. 6,404, of December 15,1976, as amended (“Corporations Law”), as the Ratification approval by the EGM took place more than 60 (sixty) days after the last balance sheet approved by the OGM, the dissenting shareholder will be able to request, together with the reimbursement, a special balance sheet.

4. Deadline for exercising the Right to Withdraw. Pursuant to Article 137, item IV, of Corporations Law, considering the publication of the EGM’s minutes occurred on this date, that is, August 5, 2022, and the next subsequent business day is August 8, 2022, the deadline of 30 (thirty) days to exercise the Right to Withdraw starts on August 8, 2022 (including) and ends on September 6, 2022 (including).

5. Form and Condition for Registration. Shareholders whose common shares issued by the Company are deposited in the central depository of B3 – Brasil, Bolsa, Balcão S.A., if they wish, must withdraw through their custody agents. The other shareholders who intend to exercise their Right to Withdraw must contact any branch of Banco Bradesco S.A. (“Bradesco”),the bookkeeping agent for the Company’s shares, within the banking hours of the location and exercise the withdrawal, then submit authenticated copies of the following documents:

(i) Individual: CPF, RG, up-to-date proof of address (maximum 2 months) and up-to-date statement of shareholding position; and

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

(ii) Legal Entity: CNPJ, Bylaws/ Articles of Association and respective amendments as well as the documents of the partners/legal representatives (minutes of election, CPF, RG, and proof of address) and up-to-date statement of shareholding position.

Shareholders who are represented by proxy shall submit, in addition to the above-mentioned documents, the respective instrument of public power of attorney, which shall contain special powers for the proxy to vote on behalf of the grantor regarding exercise of the Right to Withdraw and request reimbursement of the common shares issued by the Company.

6. Additional Information. At the end of the period for exercising the Right to Withdraw, the Company shall issue a Notice to Shareholders reporting the date of payment of the reimbursement.

Additional information regarding the Right to Withdraw may be obtained from the Company's Investor Relations Office by calling +55 (11) 3430-3687 or from the website www.telefonica.com.br/ri.

São Paulo, August 5, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 5, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director